Exhibit 12.1

BNSF Railway Company and Subsidiaries
Computation of Ratio of Earnings to Fixed Charges
In millions, except ratio amounts
(Unaudtied)

	Year ended December 31,
	2008	2007	2006	2005	2004
		(As Adjusted)[a]	(As Adjusted)[a]	(As Adjusted)[a]	(As Adjusted)[a]
Earnings:
Income before income taxes	$3,800	$3,583	$3,552	$2,862	$1,641
Add:
Interest and other fixed charges, excluding capitalized interest	97	87	113	127	128
Reasonable approximation of portion of rent under long-term operating leases representative of an interest factor	278	282	261	221	195
Distributed income of investees accounted for under the equity method	5	4	3	4	3
Amortization of capitalized interest	5	4	4	8	8
Less:
Equity in earnings of investments accounted for under the equity method	13	19	27	15	9
Total earnings available for fixed charges	$4,172	$3,941	$3,906	$3,207	$1,966
Fixed charges:
Interest and fixed charges	$114	$104	$127	$140	$138
Reasonable approximation of portion of rent under long-term operating leases representative of an interest factor	278	282	261	221	195
Total fixed charges	$392	$386	$388	$361	$333
Ratio of earnings to fixed charges	10.64x	10.21x	10.07x	8.88x	5.90x
a Prior year numbers have been adjusted for the merger of BNSF Acquisition, Inc. with and into BNSF Railway Company. See Note 1 to the Consolidated Financial Statements for additional information.